

June 14, 2010

Gary DeRoos
Chief Executive Officer
Citadel EFT, Inc.
1100 Irvine Boulevard, Suite 322
Tustin, California 92780

>   **Re: Citadel EFT, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 28, 2010**
>   **File No. 333-164882**

Dear Mr. DeRoos:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1

General

1. We note your response to comment three of our letter dated March 12, 2010. It does not appear that you have reflected previously taxed undistributed earnings as of the date your sole proprietorship election was terminated on September 1, 2009. We refer you to SAB Topic 4:B. Please note that to the extent an entity not subject to corporate income tax elected to keep previously taxed earnings in the new taxable entity, it would be viewed as a distribution and recontribution of capital in the statement of stockholders' equity. Please revise or advise.

2. We note the amended Form D filed on April 1, 2010 in response to comment five of our letter dated March 12, 2010. We also note your revised disclosure on pages 56 and 57 of your registration statement, which states that you issued 466,000 shares of common stock to 46 individuals and 747,960 shares of common stock to seven service providers. Please confirm the accuracy of your disclosure in the amended Form D, which states that there

were 45 total investors in the private offering that you conducted pursuant to Regulation D.

Outside Front Cover Page of the Prospectus

3. It does not appear that you revised your filing in response to comment eight of our letter dated March 12, 2010. Accordingly, we re-issue that comment.

Risk Factors, page 7

Risk Factors Related to Our Stock, page 8

There is No Market for Our Common Equity Securities. . . , page 8

4. We note your revised disclosure in response to comment 13 of our letter dated March 12, 2010. Please further revise your disclosure to clarify the nature of your agreement with the FINRA member, including whether the FINRA member is bound by the agreement to submit an application to be quoted on the OTC Bulletin Board on your behalf, or whether the FINRA member may still determine not to submit such an application. This comment applies to the "Determination of Offering Price" section of your filing, as well.

Plan of Distribution; Terms of the Offering, page 11

5. You state that there are 46 selling shareholders, but the table of selling shareholders on pages 28-29 lists 45 selling shareholders. Please revise your disclosure so that it is consistent and accurate.

Management's Discussion and Analysis or Plan of Operation, page 14

Liquidity, Capital Resources and Results of Operations, page 15

6. Please clarify your statement on page 16 that your "expenses remain relatively low in comparison to expenses."

7. We note your indication in response to comment 23 of our letter dated March 12, 2010 that you expect your cash from operations will be sufficient to cover working capital, as well as the implementation of your web strategy, and for the eventual, planned acquisition of a small competitor in your industry. Please revise to quantify the amount you will need to implement your web strategy, with a view to providing the basis for your

belief that cash from operations will be sufficient for these three items, considering you have disclosed elsewhere that your planned acquisition will cost approximately $60,000.

Results of Operations, page 17

8. We note your response to comment 20 of our letter dated March 12, 2010. Your revised disclosures do not provide a substantive discussion of your results of operations as provided for in the SEC Release 33-8350. In this regard, please revise your disclosure to:

    - Identify the causes for period to period changes in results of operations for each material line item in the financial statements;
    - Disclose the reasons underlying these causes for the period to period changes; and
    - Identify changes in items which are caused by more than one factor and then quantify the effect of each factor on the change.

Business, page 18

9. We note your revised disclosure in response to comment ten of our letter dated March 12, 2010. Please make the same revision to your disclosure in the "Business" section of your filing, as well.

Item 15. Recent Sales of Unregistered Securities, page 56

10. It appears that you have included the incorrect response to comment 42 of our letter dated March 12, 2010. Accordingly, we re-issue that comment.

11. You alternatively refer to the recipient of the 747,960 shares of common stock as Going Public Pros and Going Public LLC; please revise your disclosure to consistently refer to the correct entity. In addition, please revise your disclosure to clarify whether you issued the 747,960 shares of common stock directly to Going Public, which then transferred the shares to the other seven service providers, or whether you issued the 747,960 shares of common stock directly to the other seven service providers.

Exhibit 5.1

12. It does not appear that the opinion was fully revised in response to comment 45 of our letter dated March 12, 2010. Accordingly, we re-issue that comment. In addition, please note that the opinion identifies the registration statement as having been filed on the date of the opinion, when the registration statement was actually filed several days after the

date of the opinion; please ensure that any future opinion correctly identifies the filing date of the registration statement.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
        Via Facsimile